UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE TO TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)
AKILI, INC. (Name of Subject Company (Issuer)) ALPHA MERGER SUB, INC. (Name of Filing Persons) (Offeror) VIRTUAL THERAPEUTICS CORPORATION (Name of Filing Persons) (Parent of Offeror)
Common Stock, Par Value $0.0001 Per Share (Title of Class of Securities) 00974B107 (CUSIP Number of Class of Securities)
Daniel J. Elenbaas Virtual Therapeutics Corporation 13905 NE 128th Street, Suite 200 Kirkland, Washington 98034 Tel. (425) 821-8001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to: Derek Liu Emery D. Mitchell Piotr Korzynski Baker & McKenzie LLP Two Embarcadero Center 11th Floor San Francisco, CA 94111 Tel. (415) 576-3000

☐          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒          third-party tender offer subject to Rule 14d-1.
☐          issuer tender offer subject to Rule 13e-4.
☐          going-private transaction subject to Rule 13e-3.
☐          amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐          Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐          Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) and relates to the offer (the “Offer”) by Alpha Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Virtual Therapeutics Corporation, a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Akili, Inc., a Delaware corporation (“Akili”), for $0.4340 per Share in cash, all upon the terms and subject to the conditions described in the Offer to Purchase, dated June 3, 2024 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 29, 2024 (together with any amendments or supplements thereto, the “Merger Agreement”), among Akili, Parent and Purchaser, a copy of which is filed as Exhibit (d)(1) to the Schedule TO and incorporated therein by reference with respect to Items 4 through 11 of the Schedule TO. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Schedule TO and the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.

Items 1 through 9 and Item 11.

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented to include the following:

“Closing of the Offer and the Merger

The Offer expired as scheduled, one minute past 11:59 p.m. Eastern Time on July 1, 2024 (the “Expiration Time”) and was not extended. The Depositary and Paying Agent has advised Parent and Purchaser that, as of the Expiration Time, a total of 69,674,538 Shares were validly tendered into, and not validly withdrawn from, the Offer, representing approximately 88.2% of the Shares outstanding as of the Expiration Time. All conditions to the Offer, including the Minimum Tender Condition, having been satisfied, Purchaser irrevocably accepted for payment and expects to promptly pay for all Shares validly tendered and not validly withdrawn in the Offer.

On July 2, 2024, Parent and Purchaser completed the acquisition of Akili pursuant to the terms of the Merger Agreement, through the merger of Purchaser with and into Akili in accordance with Section 251(h) of the DGCL, with Akili continuing as the surviving corporation in the Merger and thereby becoming a wholly-owned subsidiary of Parent. At the Effective Time of the Merger, each issued and outstanding Share not tendered into the Offer (other than any Shares owned or held in treasury by Akili or held by any stockholders of Akili who were entitled to and who properly exercised appraisal rights in accordance with the DGCL) was automatically converted into the right to receive the Offer Price.

The Shares ceased to trade on Nasdaq prior to the commencement of trading on July 2, 2024, and Akili has requested that Nasdaq file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist and deregister the Shares. Parent and Akili intend to file a certification and notice of termination of registration on Form 15 with the SEC requesting the termination of registration of the Shares under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Section 13 and 15(d) of the Exchange Act with respect to the Shares and take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Akili’ reporting obligations under the Exchange Act as promptly as practicable.”

Item 12. EXHIBITS.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Index No.
(a)(5)(B)*	Press Release of Virtual Therapeutics Corporation issued on July 2, 2024.

* Filed Herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2024

ALPHA MERGER SUB, INC.

By:	/s/ Daniel J. Elenbaas
Name:	Daniel J. Elenbaas
Title:	President

VIRTUAL THERAPEUTICS CORPORATION

By:	/s/ Daniel J. Elenbaas
Name:	Daniel J. Elenbaas
Title:	Chief Executive Officer